HEMISPHERX BIOPHARMA, INC.
1617 JFK Boulevard
Philadelphia, Pennsylvania 19103

August 3, 2015

Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Hemispherx Biopharma, Inc.
Registration Statement on Form S-3
Filed June 25, 2015
File No. 333-205228

Dear Mr. Riedler:

Hemispherx Biopharma, Inc. (“Hemispherx”) hereby requests, pursuant to Rule 461 of Regulation C, that the effective date of the above referenced Registration Statement be accelerated so that it is declared effective at 4:00 p.m. on August 4, 2015 or as soon thereafter as practicable.

Hemispherx acknowledges that the disclosure in the filing is the responsibility of Hemispherx.

Hemispherx also represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing and Hemispherx represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Hemispherx further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve Hemispherx from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,

HEMISPHERX BIOPHARMA, INC.

By:    /s/: William A. Carter
William A. Carter, MD

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Chief Executive Officer

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